BY COURIER

02 AUG 27 AM 8:07

Kamps AG

Kamps AG • Prinzenallee 13 • 40549 Düsseldorf

[redacted]

02049514

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

August 21st , 2002

Rule 12g3-2(b) - File No. 82-4793

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed“ with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

dlw 8/27

Enclosure

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

Kamps AG
Prinzenallee 13
40549 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Press release

Kamps grows despite restrained consumer spending

Marketing intensified

Duesseldorf, 21st August 2002. Kamps AG has strengthened its position as the leading supplier in the European bakery goods market: Despite the weak economy, particularly in the German core market, group net sales rose slightly in the first six months of 2002 to Euro 848 million (2001: Euro 842 million). Kamps has intensified its product marketing to further expand its market position.

In recent years, Kamps has secured shares in the key segments of the bread and bakery goods market through selective acquisitions, and internationalised its business. Its broad-based presence has ensured continued growth for the current year. In Germany, the most important market accounting for just under 70% of sales, Kamps managed to further increase sales despite continued subdued consumer spending. Kamps offset lower demand in the craft bakery segment by higher volumes in the retail bakery sector. Harry's products were successfully established under the brand name Lieken Urkorn. In France, Harry's, market leader in the retail bakery business, grew strongly again, boosting sales by 15%.

In the first half of the year, Kamps began to strengthen marketing and will be further intensifying product marketing in the second six months of the year. Point of sale presence will be expanded by a comprehensive sales promotion programme. TV commercials for brand articles such as Golden Toast are also planned.

Group operating profit fell to Euro 30 million (2001: Euro 40 million) due to changes in the sales structure, with higher marketing expenses and special depreciation for portfolio restructuring. After interest and one-off special costs totalling Euro 29 million (primarily from refinancing measures and the take-over by Barilla), the company recorded a loss after taxes of Euro 35 million for the first half of 2002 (2001: + Euro 8.7 million). Despite the additional non-operating costs, Kamps posted a positive cash flow from ordinary activities of Euro 10 million (2001: Euro 47 million). Because of Kamps' ultramodern production facilities only Euro 29 million (2001: Euro 45 million) was invested.

Kamps is expecting group net sales for the 2002 fiscal year as a whole to increase although consumer spending is not likely to pick up much. Net income will be down on the figure for 2001 due to the financial burdens in 2002 resulting from the takeover by Barilla and the extraordinary costs of refinancing. One of the first positive results of the takeover by Barilla is the restructuring of bank loans. Thanks to better conditions, the interest result will be better than budget in the second half of the year.

Kamps will be changing the reporting schedule; the new dates will be announced in due course.

Key figures for Kamps AG (Group)

In million Euro	**30.06.02**	**30.06.01**	**31.12.01**
P & L			
Gross sales	986.0	958.9	1,954.2
Sales deductions	-138.1	-116.5	-245.6
Net sales	847.9	842.4	1,708.6
Cost of goods sold	-501.3	-503.5	-1,024.1
Selling expenses	-297.7	-284.2	-573.3
Administration expenses	-34.2	-32.7	-72.2
Other operating income	34.2	32.4	76.2
Other operating expenses	-5.6	-4.1	-7.9
Depreciation of financial assets	-3.2	0.0	0.0
Operating profit before Amortization (EBITA)	**40.1**	**50.3**	**107.3**
Amortization	-9.8	-10.3	-20.6
Operating result (EBIT)	**30.3**	**40.0**	**86.7**
Interest result	-30.5	-25.2	-54.0
Result from ordinary activities	-0.2	14.8	32.7
Extraordinary result	-29.1	0.0	-14.7
Taxes	-5.6	-5.6	-11.2
Partial transfer of profits	-0.5	-0.5	-1.3
Net income / Net loss	**-35.4**	**8.7**	**5.5**
Adjusted net income /Adjusted net loss	**-6.3**	**8.7**	**20.2**
Adjusted net income per share (in Euro)	-0.08	0.11	0.24
Number of shares (in million)	83.51	82.34	82.35
Balance Sheet			
Assets			
Fixed Assets	903.3	950.9	938.9
Current Assets	329.2	304.8	294.4
Prepaid expenses	10.2	9.2	7.9
Balance Sheet total	**1,242.7**	**1,264.9**	**1,241.2**
Liabilities			
Equity	57.5	113.2	107.0
Accruals	141.9	124.0	134.1
Bonds	620.6	607.0	608.6
Bank loans	211.9	215.8	168.3
Other liabilities	209.3	202.3	221.3
Prepaid income	1.5	2.6	1.9
Balance Sheet total	**1,242.7**	**1,264.9**	**1,241.2**

As already practised in the first quarter, due to the adjustments at Harry's, the figures for sales deductions, cost of goods sold and selling expenses for the same quarter in 2001 have also been adjusted to permit a uniform view of the Group.

Extract from the cash flow statement of Kamps AG (Group)

In million Euro	30.06.02	30.06.01	31.12.01
Net income	-35.4	8.7	5.5
Depreciation of fixed assets	51.2	48.8	100.5
Operating cash flow	15.9	63.6	120.7
Cash flow (incl. other assets/liabilities)	10.1	46.9	143.5
Cash flow from investing activities	-28.8	-35.7	-83.7
Cash flow from financing activities	54.7	-12.0	-66.7
Net increase in cash	36.0	-0.8	-6.9
Liquid funds at beginning of the period	15.7	22.6	22.6
Liquid funds at period end	51.7	21.8	15.7

Segment report as at June 30, 2002

	Kamps Bakeries		Kamps Retail Bakeries		Other Segments		Total	
In million Euro	**30.06.02**	**30.06.01**	**30.06.02**	**30.06.01**	**30.06.02**	**30.06.01**	**30.06.02**	**30.06.01**
Net sales	132.7	149.7	706.0	689.6	9.2	3.1	847.9	842.4
Operating results (EBIT)	9.6	15.2	41.7	42.0	-21.0	-17.2	30.3	40.0
Depreciation	9.6	9.7	27.6	27.9	14.0	11.2	51.2	48.8
Assets	131.2	131.1	805.2	806.6	306.3	327.2	1,242.7	1,264.9
Capital expenditure	7.4	9.5	20.5	31.8	0.9	3.5	28.8	44.8
Accounts payable and accruals	28.2	31.0	246.6	219.6	16.0	1.8	290.8	252.4
Bonds and bank loans	0.5	0.6	51.4	102.7	780.7	719.5	832.6	822.8
Other liabilities	7.8	10.0	52.4	64.6	1.7	1.1	61.9	75.7
Staff without Harry's (additional 3,425)	2,975	3,912	11,202	11,534	82	121	14,259	15,567